SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
STARBUCKS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,	855244109
Par Value $0.001 per share	(CUSIP Number of Class of Securities
(Title of Classes of Securities)	(Underlying Common Stock))
Paula E. Boggs
executive vice president, general counsel and secretary
Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134
(206) 318-5230
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copies To:

Sue Morgan
Perkins Coie LLP
1201 Third Ave, Suite 4800
Seattle, Washington 98101-3099
Telephone: (206) 359-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
EX-99.1
EX-99.2

Attached as Exhibits 99.1 and 99.2, respectively, are (i) a press release issued by Starbucks Corporation (the “Company”) on March 18, 2009, and (ii) a communication sent by the Company’s executive vice president, Partner Resources to the Company’s partners (employees) on March 18, 2009 (the “Communication to Partners”), regarding approval by the Company’s shareholders of amendments to the Company’s existing equity plans to permit a one-time voluntary stock option exchange program for eligible partners (the “Option Exchange Program”).
The Option Exchange Program described in the press release and the Communication to Partners has not yet commenced. Even though shareholder approval has been obtained, the Company may still decide not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the Option Exchange Program. Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program. The Company will deliver the tender offer documents to all eligible partners free of charge when the tender offer commences, and Starbucks shareholders and option holders will be able to obtain these written materials and other documents filed by Starbucks with the SEC free of charge from the SEC’s website at www.sec.gov.
Item 12. Exhibits.

Exhibit No.	Document

99.1	Press release, dated March 18, 2009

99.2	Communication to Partners, dated March 18, 2009